EXHIBIT 99.1
                                                                    ------------



                                [GRAPHIC OMITTED]
                           [LOGO - WESTERN OIL SANDS]

                            NEWS RELEASE - COMMUNIQUE

                WESTERN OIL SANDS RELEASES SECOND QUARTER RESULTS
                -------------------------------------------------

CALGARY, AB, JULY 24, 2003 - Western Oil Sands Inc. ("Western") is pleased to present its second quarter 2003 results and to provide an update on successfully achieving commercial operations and the ramp up to full production rates for the Athabasca Oil Sands Project (the "Project"). Construction of the Project was completed in the fourth quarter of 2002, testing and commissioning occurred in the first quarter and through the first two months of the second quarter, and on June 1, 2003 Western moved into commercial operations.

         Starting and ramping up production at the Muskeg River Mine and extraction plant (the "Mine"), and the Scotford Upgrader (the "Upgrader") was the primary focus of the Project in the second quarter of 2003. Production of bitumen at the Mine resumed April 4, 2003 when repairs to Train 1 of the froth treatment plant were completed, after a fire at the Mine on January 6, 2003 had disrupted this process. On April 19, 2003 the Project achieved fully integrated operations when the Scotford Upgrader began processing bitumen from the Mine to manufacture synthetic crude oil products. Revenues from production during the months of April and May were capitalized to offset capitalized pre-commercial operating costs. For the month of June 2003, the first month of commercial operations, the production at the Mine averaged 85,000 barrels of bitumen production per day (17,000 for Western's share). To date in July, bitumen production has averaged in excess of 120,000 barrels per day (24,000 for Western's share), with production recently achieving design capacity rates of 155,000 barrels per day of bitumen for short periods. Full-scale production at the Mine of 155,000 barrels per day of bitumen (31,000 for Western's share) which, together with purchased feedstocks, will result in synthetic crude oil production of approximately 190,000 barrels per day (38,000 barrels per day net to Western) at the Upgrader, is expected to be achieved on a continuous basis by the end of the third quarter of 2003.

         Western continues to focus on collecting on its cost overrun and project delay insurance claims, and the Project's construction insurance claim. The costs of repairs for the fire and freeze damage incurred to date are $166 million ($33.2 million net to Western). Western has extensive insurance coverage in place and is seeking to recover these costs from insurers. To date two claims totaling $90 million ($18 million for Western's share) have been presented to insurers for payment, with further submissions to follow. In addition, Shell has advised insurers that it will be submitting a claim for $500 million ($100 million for Western's share) to cover loss of profits due to the delay from the January fire. In respect of Western's own cost overrun and project delay insurance, claims for a total of $500 million have been submitted against the $200 million policy limit. This brings Western's share of filed insurance claims and pending claims to a total of approximately $335 million.

         The objective of the third quarter of 2003 is to complete the ramp up of production to design capacity, to focus on reducing operating costs and to begin debottlenecking activities aimed at increasing the overall capacity of the Project facilities.

--------------------------------------------------------------------------------
HIGHLIGHTS                                              THREE MONTHS ENDED
                                                           JUNE 30, 2003
--------------------------------------------------------------------------------
OPERATING DATA  (BBLS/D)
     Bitumen Production                                         16,957
     Synthetic Crude Sales                                      18,612
FINANCIAL DATA ($ 000'S)
     Revenues                                                   24,930
     Average Realized Price ($/bbl)                             34.95
     Net Earnings Attributable to Common Shareholders            1,362
     Earnings Per Share ($/share)                                0.03
     Cash Flow From Operations                                  (5,009)
     Net Capital Expenditures                                   25,321
--------------------------------------------------------------------------------
THE INFORMATION PRESENTED ABOVE REPRESENTS WESTERN'S OPERATIONS FROM JUNE 1, THE DATE COMMERCIAL OPERATIONS COMMENCED.

FINANCIAL RESULTS
Western began reporting operations on a commercial basis on June 1, 2003, and consequently is reporting operating revenues and expenses for the final month of the second quarter of 2003. During the second quarter, Western earned net earnings attributable to common shareholders of $1.4 million ($0.03 per share) compared to a loss of $24.7 million ($0.51 per share) for the second quarter of 2002. Western's net earnings attributable to common shareholders includes $7.0 million of unrealized gains on its US denominated Senior Secured Notes and a future income tax recovery of $3.4 million. Cash outflow from operations for the second quarter of 2003 was $5.0 million, including interest charges of $5.5 million, compared to a cash outflow of $1.9 million in the second quarter of 2002.

OPERATIONS
Revenue of $24.9 million was earned during the second quarter of 2003 (2002 - $nil), comprised solely of sales of synthetic crude oil in June. Any revenue earned during start-up prior to June was capitalized as part of the costs of construction consistent with Western's policy. During June, Western's share of bitumen production averaged 17,000 barrels per day. After upgrading with purchased feedstocks, this resulted in sales of synthetic crude products for Western averaging 18,612 barrels per day in June, at an average realized price of $34.95 per barrel. To date in July, bitumen production has averaged in excess of 120,000 barrels per day (24,000 for Western's share), with production recently achieving design capacity of 155,000 barrels per day of bitumen for short periods. The Project will continue to ramp up towards sustained production at the design capacity of 155,000 barrels per day (31,000 for Western's share) of bitumen.

         Western's share of operating expenses for the Project totaled $12.9 million (2002 - $nil) and Western's costs of purchased feedstocks and transportation related to generating revenues was $8.8 million (2002 - $nil). Again both these items represent June's activity only, with previous costs being capitalized during the start-up phase.

         Royalties commenced with the start of production and Western expensed $0.1 million in royalties in the second quarter. Royalties are calculated at one percent of the gross revenue from bitumen produced (based on its value prior to upgrading) until recovery of all the capital costs associated with the Mine, together with a return on capital equal to the Government of Canada long-term bond rate. Thereafter, the royalties shall be the greater of one percent of gross revenue on the bitumen produced and twenty-five percent of net revenue on the bitumen produced.

GENERAL AND ADMINISTRATIVE
General and administrative expenses increased from $1.5 million in the second quarter of 2002 to $1.9 million in the second quarter of 2003 due to the addition of marketing and administrative personnel as Western entered the operating phase.

INTEREST
Interest expense reported in the second quarter of 2003 totaled $5.5 million. This represents the expense for June only, as prior to the commencement of commercial operations all interest was capitalized as part of the cost of construction.

DEPRECIATION, DEPLETION AND AMORTIZATION
During the second quarter of 2003, Western incurred $3.3 million of depreciation, depletion and amortization compared to $0.04 million for the same quarter in 2002. This increase reflects the commencement in June of both the depletion on a unit of production basis of Western's share of the Project capital costs ($1.9 million) and the amortization of Western's previously deferred financing charges on a straight-line basis over the remaining life of the debt facilities ($1.3 million).

INCOME TAXES AND CHARGE FOR CONVERTIBLE NOTES
Western reported a future income tax recovery of $3.4 million for the quarter, offset by Large Corporation Tax of $0.8 million (2002 - $0.4 million). There was a charge for the convertible notes of $0.7 million in the quarter (2002 - $nil), representing the accretion of the liability component of the convertible notes.

WORKING CAPITAL
As the Project started and ramped up to commercial production in the second quarter of 2003, Western invested significant amounts in working capital. Inventories have been accumulated for bitumen, purchased feedstocks, synthetic crude products and parts and supplies. In the second quarter of 2003, the Project produced and began storing bitumen inventory at the Mine and Upgrader. The Project also continued to purchase and hold feedstocks, as well as parts and supplies. At June 30, 2003 Western had invested $12.6 million in total inventory. Trade accounts receivable increased to $35.5 million from $6.6 million reflecting mainly the addition of trade accounts receivables from Western's synthetic crude sales.

LIQUIDITY AND CAPITAL RESOURCES
In the second quarter of 2003, Western continued to draw on its $100 million Senior Credit Facility and its Revolving Credit Facility. Funds drawn on these two facilities were used for working capital during the quarter and to fund capitalized operating expenses incurred during start-up prior to June. At June 30, 2003, Western had drawn a total of $171 million on these two facilities.

         To date two interim insurance claims for a total of $90 million ($18 million net to Western) have been submitted to recover costs related to the January 6, 2003 fire, and subsequent freeze damage, at the Mine. While Western expects significant recoveries under these insurance policies, no provision was made in the financial statements at June 30, 2003 for insurance proceeds yet to be received. Upon receipt of proceeds such amounts are and will be credited against capital assets. As a result of delays in receiving proceeds on these claims, Western obtained additional financing in the form of a $35 million increase in the limit of the Revolving Credit Facility to $110 million.

         On July 20, 2003 Western met the completion test pursuant to the terms of its US$450 million Senior Secured Notes by achieving 75% of design production capacity for a period of fifteen consecutive days. As a result Western is able to increase the capacity of its credit facilities by a further $240 million, if required.

CAPITAL EXPENDITURES
Western's capital expenditures in the second quarter of 2003 totaled $29.3 million. Capital expenditures were comprised of $1.7 million for Western's share of construction costs for the Project, $7.6 million in respect of capital repairs for the January fire, $11.3 million of capitalized pre-operating costs, $7.1 million of direct capitalized finance costs, $0.6 million of diluent purchases and $1.0 million of corporate assets.

         Western's share of the Project costs since inception total $1,193.9 million, including the fire repairs and capitalized pre-operating costs. The costs of repairs for the fire and subsequent freeze damage to June 30, 2003 are $166 million ($33.2 million net to Western). Capitalized pre-operating costs of $53.8 million relate to the commissioning and testing costs for the Project as it ramped up to commercial operations, which have been capitalized during the pre-commercial operations period.

         Western has US$450 million of Senior Secured Notes issued and outstanding that mature on May 1, 2012. As a result of fluctuations in the exchange rate of US to Canadian dollars between April 1, 2003 and May 30, 2003, Western capitalized an unrealized foreign exchange gain of $44.3 million during the second quarter of 2003. At June 30, 2003, a cumulative unrealized foreign exchange gain of $92.0 million has been capitalized as finance costs during the pre-commercial operations period.

WESTERN OIL SANDS INC.
CONSOLIDATED BALANCE SHEETS

                                               AS AT JUNE 30   As at December 31
($ thousands)                                       2003            2002
--------------------------------------------------------------------------------
                                               (UNAUDITED)
ASSETS
Current Assets
    Cash                                       $     2,525    $    14,428
    Accounts Receivable                             35,481          6,624
    Inventory (note 1)                              12,582          4,175
--------------------------------------------------------------------------------
                                                    50,588         25,227
--------------------------------------------------------------------------------

Capital Assets (note 2)                          1,351,342      1,306,989
Deferred Charges                                    26,413         27,422
Future Income Taxes (note 6)                         5,584             --
--------------------------------------------------------------------------------
                                                 1,383,339      1,334,411
--------------------------------------------------------------------------------
                                               $ 1,433,927    $ 1,359,638
================================================================================

LIABILITIES
Current Liabilities
    Accounts Payable and Accrued Liabilities   $    58,897    $    40,953
    Convertible Notes                                1,538          4,055
--------------------------------------------------------------------------------
                                                    60,435         45,008
Long-term Liabilities
     Long-term Debt (note 3)                       780,885        775,820
     Obligations Under Capital Lease                53,651         50,859
     Future Income Taxes (note 6)                       --            454
--------------------------------------------------------------------------------
                                                   834,536        827,133
--------------------------------------------------------------------------------
                                                   894,971        872,141
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Share Capital (note 4)                             476,215        426,275
Convertible Notes                                   86,462         83,945
Deficit                                            (23,721)       (22,723)
--------------------------------------------------------------------------------
                                                   538,956        487,497
--------------------------------------------------------------------------------
                                               $ 1,433,927    $ 1,359,638
================================================================================

See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                   JUNE 30               JUNE 30
(UNAUDITED)                                                  2003         2002       2003        2002
--------------------------------------------------------------------------------------------------------
($ thousands, except per share amounts)
REVENUES                                                  $ 24,930    $     --    $ 24,930    $     --
--------------------------------------------------------------------------------------------------------
EXPENSES:
     Operating Expenses                                     12,881          --      12,881          --
     Purchased Feedstocks and Transportation                 8,775          --       8,775          --
     Royalties                                                 138          --         138          --
     General and Administrative                              1,862       1,456       3,301       2,741
     Interest                                                5,533          --       5,533          --
     Depreciation, Depletion and Amortization                3,301          43       3,357          86
     Write-off of Deferred Financing Costs                      --      22,759          --      22,759
     Foreign Exchange Gain                                  (6,993)         --      (6,993)         --
--------------------------------------------------------------------------------------------------------
                                                            25,497      24,258      26,992      25,586
--------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                      (567)    (24,258)     (2,062)    (25,586)
--------------------------------------------------------------------------------------------------------
Provision for Income Taxes (note 6):
     Current Income Taxes                                      768         423       1,536         850
     Future Income Taxes                                    (3,417)         --      (4,069)         --
--------------------------------------------------------------------------------------------------------
                                                            (2,649)        423      (2,533)        850
--------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                          2,082     (24,681)        471     (26,436)

Charge for Convertible Notes                                   720          --       1,469          --
--------------------------------------------------------------------------------------------------------
Net Earnings (Loss) Attributable to Common                   1,362     (24,681)       (998)    (26,436)
      Shareholders
Deficit at Beginning of Period                             (25,083)    (14,192)    (22,723)    (12,437)
--------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                                  $(23,721)   $(38,873)   $(23,721)   $(38,873)
========================================================================================================

NET EARNINGS (LOSS) PER SHARE (NOTE 5):
    Basic and Diluted                                     $   0.03    $  (0.51)   $  (0.02)   $   (0.55)
========================================================================================================

See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      THREE MONTHS ENDED       SIX MONTHS ENDED
                                                          JUNE 30,                  JUNE 30,
(UNAUDITED)                                           2003        2002         2003         2002
----------------------------------------------------------------------------------------------------
 ($ thousands)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
   Net Earnings (Loss)                           $   2,082    $ (24,681)   $     471    $ (26,436)
Non-cash items:
   Depreciation, Depletion and Amortization          3,301           43        3,357           86
   Write-off of Deferred Charges                        --       22,759           --       22,759
   Foreign Exchange Gain                            (6,975)          --       (6,975)          --
   Future Income Tax Recovery                       (3,417)          --       (4,069)          --
----------------------------------------------------------------------------------------------------
CASH FROM OPERATIONS                                (5,009)      (1,879)      (7,216)      (3,591)
Increase in Non-Cash Working Capital (note 10)      12,931           --       12,325           --
----------------------------------------------------------------------------------------------------
                                                     7,922       (1,879)       5,109       (3,591)
----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Issue of Share Capital                              413          298       51,210        1,368
   Share Issue Expenses                                 (4)          --       (2,191)          --
   Issue of Long-term Debt                          75,000      264,919      106,000      403,933
   Deferred Charges                                   (273)     (17,018)        (353)     (17,166)
   Charge for Convertible Notes                     (1,223)          --       (2,517)          --
   Issue (Repayment) of Obligations Under
    Capital Lease                                    1,044           --          (27)          --
   Repayment of Long-term Liabilities                   --      (53,688)          --      (53,688)
----------------------------------------------------------------------------------------------------
CASH GENERATED                                      74,957      194,511      152,122      334,447
----------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Capital Expenditures                            (29,281)    (133,212)    (141,449)    (243,190)
   Insurance Proceeds                                3,960           --        3,960           --
   Decrease (Increase) in Non-Cash
    Working Capital (note 10)                      (64,743)       7,792      (31,645)      (3,188)
----------------------------------------------------------------------------------------------------
CASH INVESTED                                      (90,064)    (125,420)    (169,134)    (246,378)
----------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash                         (7,185)      67,212      (11,903)      84,878

Cash at Beginning of Period                          9,710       70,239       14,428       52,973
----------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                            $   2,525    $ 137,451    $   2,525    $ 137,451
====================================================================================================

See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts in thousands)

The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries (the "Corporation"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2002. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2002.

Effective June 1, 2003 the Corporation has commenced commercial operations and accordingly has recorded revenues and expenses related to the Corporation's share of operations of the Oil Sands Project.

1.       INVENTORY

                                               June 30, 2003   December 31, 2002
--------------------------------------------------------------------------------
                                               (Unaudited)
Product Inventory                              $     8,199    $     4,175
Parts, Supplies and Other                            4,383             --
--------------------------------------------------------------------------------
                                               $    12,582    $     4,175
================================================================================


2.       CAPITAL ASSETS

                                               June 30, 2003   December 31, 2002
--------------------------------------------------------------------------------
                                               (Unaudited)
Oil Sands Project                              $ 1,286,089    $ 1,243,061
Oil Sands Project Assets Under Capital Lease        52,755         50,859
Corporate Assets                                    15,025         13,601
--------------------------------------------------------------------------------
                                                 1,353,869      1,307,521
Less Accumulated Depreciation                       (2,527)          (532)
--------------------------------------------------------------------------------
                                               $ 1,351,342    $ 1,306,989
================================================================================

It is the Corporation's policy to capitalize carrying costs including interest expense for capital assets acquired, constructed or developed over time up until the point in time when the assets are substantially complete and after commercial production has begun. As at June 30, 2003, $87.1 million of net interest expense (December 31, 2002 - $63.6 million) has been capitalized as part of the Oil Sands Project. Cash interest paid for the six months ended June 30, 2003 was $30.8 million (2002 - $8.2 million). Cash interest received for the six months ended June 30, 2003 was $0.1 million (2002 - $1.2 million).

3.       LONG-TERM DEBT

                                               June 30, 2003   December 31, 2002
--------------------------------------------------------------------------------
                                               (Unaudited)
US$450 million Senior Secured Notes            $   609,885    $   710,820
Revolving Credit Facility                           90,000         20,000
Senior Credit Facility                              81,000         45,000
--------------------------------------------------------------------------------
                                               $   780,885    $   775,820
================================================================================

During the three months ended June 30, 2003 the Corporation increased the availability under its Revolving Credit Facility by $35 million to a total of $110 million.

The Corporation's US dollar denominated Senior Secured Notes (the "Notes") are translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange gain arising on the Notes was $101 million for the six months ended June 30, 2003, of which $94 million was capitalized.


4.       SHARE CAPITAL

ISSUED AND OUTSTANDING:
                                               Number of Shares    Amount
--------------------------------------------------------------------------------
COMMON SHARES
Balance at December 31, 2002                    47,742,471    $   414,311
Issued on Exercise of Employee Stock Options       114,600            986
Issued for Cash                                  2,050,000         50,225
Share Issue Costs, Net of Tax                           --         (1,270)
--------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2003                        49,907,071        464,252
--------------------------------------------------------------------------------

CLASS D PREFERRED SHARES, SERIES A
Balance at December 31, 2002 and June 30, 2003     666,667         11,963
--------------------------------------------------------------------------------

TOTAL ISSUED SHARE CAPITAL AT JUNE 30, 2003     50,573,738    $   476,215
                                                              ==================

OUTSTANDING:
Class A Warrants                                   494,224
Stock Options                                    1,302,900
--------------------------------------------------------------------------------
DILUTED SHARES AT JUNE 30, 2003                 52,370,862
==========================================================

On February 7, 2003 the Corporation completed a public offering for the issuance of 2,050,000 Common Shares for total proceeds of $50.2 million, before consideration of the share issue costs of $2.2 million ($1.3 million net of tax). The offering was underwritten by a syndicate of Canadian underwriters and undertaken through the filing of a short form prospectus. Proceeds of the offering were used to pay down certain amounts that had been drawn on the bank debt and to fund the capital expenditures.

The Corporation has 494,224 Class A Warrants outstanding. Each Class A Warrant entitles the holder to purchase one Common Share at $2.50 per share until five years after start-up of the oil sands project. In addition the Corporation had 5,629,641 call obligations that expired March 31, 2003.

5.       EARNINGS PER SHARE

The basic weighted average number of shares for the three and six month periods ended June 30, 2003 are 50,546,903 and 50,098,995 respectively (2002 -
48,319,259 and 48,276,969 respectively). The diluted weighted average number of shares for the three and six month periods ended June 30, 2003 are 51,462,216 and 50,996,305 respectively.


6.       INCOME TAX

The future income tax asset (liability) consists of:

--------------------------------------------------------------------------------
                                               June 30, 2003   December 31, 2002
--------------------------------------------------------------------------------
                                               (Unaudited)
Future Income Tax Assets:
   Net Losses Carried Forward                  $    44,965    $    19,069
   Share Issue Costs                                 2,931          2,096
   Debt Issue Costs                                  1,568          1,386
Future Income Tax Liabilities:
   Renunciation of Deductions for
   Flow-through Shares                             (21,377)       (23,005)
   Capital Assets in Excess of Tax Values          (21,272)            --
   Unrealized Foreign Exchange Gain                 (1,231)            --
--------------------------------------------------------------------------------
NET FUTURE INCOME TAX ASSET (LIABILITY)        $     5,584    $      (454)
================================================================================

The following table reconciles income taxes calculated at the Canadian statutory rate of 41.12% (2002 - 42.12%) with actual income taxes:

                                                      Three Months Ended       Six Months Ended
                                                          June 30,                  June 30,
----------------------------------------------------------------------------------------------------
(Unaudited)                                           2003        2002         2003         2002
----------------------------------------------------------------------------------------------------
Loss Before Income Taxes                         $     567    $  24,258    $   2,062    $  25,586
----------------------------------------------------------------------------------------------------

Income Tax Recovery at
  Statutory Rate                                      (233)     (10,217)        (848)     (10,777)
Effect of Tax Rate Changes                            (555)          --         (555)          --
Non-taxable Portion of
  Foreign Exchange Gain                             (1,642)          --       (1,642)          --
Non-capital Loss Carryforward                       (1,079)          --       (1,079)          --
Other                                                   92                        55
Large Corporations Tax                                 768          423        1,536          850
Unrecognized Benefit of Losses                          --       10,217           --       10,777
----------------------------------------------------------------------------------------------------
INCOME TAX (RECOVERY) EXPENSE                    $  (2,649)   $     423    $  (2,533)   $     850
====================================================================================================

7.       STOCK-BASED COMPENSATION

No compensation expense has been recognized when stock options were granted. Had compensation expense been determined based on the fair value method for awards made after December 31, 2001, the Corporation's net earnings and earnings per share would have been adjusted to the proforma amounts indicated below:

                                                      Three Months Ended       Six Months Ended
                                                          June 30,                  June 30,
----------------------------------------------------------------------------------------------------
(Unaudited)                                           2003        2002         2003         2002
----------------------------------------------------------------------------------------------------
Compensation Expense                             $     301    $     208    $     538    $     285
Net Earnings (Loss) Attributable to
Common Shareholders - as Reported                    1,362      (24,681)        (998)     (26,436)
----------------------------------------------------------------------------------------------------
Net Earnings (Loss) Attributable to
Common Shareholders - Proforma                   $   1,061    $ (24,889)   $  (1,536)   $ (26,721)
----------------------------------------------------------------------------------------------------
Basic Net Earnings (Loss) per share:
     - as Reported                               $    0.03    $   (0.51)   $   (0.02)   $   (0.55)
====================================================================================================
     - Proforma                                  $    0.02    $   (0.52)   $   (0.03)   $   (0.55)
====================================================================================================

The proforma amounts exclude the effect of stock options granted prior to January 1, 2002. No options were granted during the three month period ended June 30, 2003.


8.       COMMITMENTS AND CONTINGENCIES

(a)      Commitments
The Corporation and the owners of the oil sands Joint Venture have entered into long-term operating lease obligations for certain equipment related to the oil sands project. The term of these lease obligations is between three and seven years, and the agreements provide for a committed payment of 85 per cent of the original cost of the equipment to the lessor at the end of the terms. The Corporation anticipates its share of the final value of the leased equipment will total between $40 and $60 million. At June 30, 2003 the Corporation's share of committed payments amounted to $37.4 million.

(b)      Contingencies
During the six months ended June 30, 2003 the Corporation has submitted claims, under the insurance coverage provided in our Joint Venture construction policies, in respect of the fire that occurred in January 2003 at the Muskeg River Mine extraction plant. The Corporation has extensive insurance coverage in place and is seeking to recover these costs from insurers. Interim claims for $90 million ($18 million for the Corporation's share) have been submitted and a total of $4.0 million received as of June 30, 2003. No further amount has been recognized in these statements relating to this insurance policy nor will an amount be recognized until the proceeds are received.

9.       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Corporation has entered into various commodity pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in Canadian dollars. The agreements are summarized as follows at June 30, 2003:

----------------------------------------------------------------------------------------------------
Instrument     Notional Volume           Hedge Period             Price           Unrealized
               (Barrels per day)                                 Received         Gain (Loss)
----------------------------------------------------------------------------------------------------
 WTI Swaps         4,500        July 1, 2003 to March 31, 2004   Cdn$39.72      $  1.6 million
 WTI Swaps         9,000        April 1, 2004 to March 31, 2005  Cdn$36.97      $  5.7 million
====================================================================================================


10.      CHANGES IN NON-CASH WORKING CAPITAL

                                                      Three Months Ended       Six Months Ended
                                                          June 30,                  June 30,
----------------------------------------------------------------------------------------------------
(Unaudited)                                           2003        2002         2003         2002
----------------------------------------------------------------------------------------------------
Source (Use):
Operating Activities
     Accounts Receivable                         $ (30,984)   $      --    $ (30,170)   $      --
     Inventory                                      (7,268)          --       (8,407)          --
     Accounts Payable and                           51,183           --       50,902           --
     Accrued Liabilities
----------------------------------------------------------------------------------------------------
                                                 $  12,931    $      --    $  12,325    $      --
----------------------------------------------------------------------------------------------------

Investing Activities
     Accounts Receivable                         $   2,575    $  (1,150)   $   1,313    $   2,296
     Accounts Payable and                          (67,318)       8,942      (32,958)      (5,484)
     Accrued Liabilities
----------------------------------------------------------------------------------------------------
                                                 $ (64,743)   $   7,792    $ (31,645)   $  (3,188)
====================================================================================================

The Common Shares of Western are listed on the Toronto Stock Exchange under the symbol "WTO".

                                     - 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:
Guy J. Turcotte                                 David A. Dyck
President and                                   Vice President Finance and
Chief Executive Officer                         Chief Financial Officer
(403) 233-1700                                  (403) 233-1700

THIS INFORMATION INCLUDES "FORWARD LOOKING STATEMENTS" BASED UPON CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS OF FUTURE PRODUCTION, PROJECT START-UPS AND FUTURE CAPITAL SPENDING, THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED BY THE CORPORATION. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, CHANGES IN; MARKET CONDITIONS, LAW OR

GOVERNMENT POLICY, OPERATING CONDITIONS AND COSTS, PROJECT SCHEDULES, OPERATING PERFORMANCE, DEMAND FOR OIL, GAS AND RELATED PRODUCTS, PRICE AND EXCHANGE RATE FLUCTUATIONS, COMMERCIAL NEGOTIATIONS OR OTHER TECHNICAL AND ECONOMIC FACTORS.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES